Exhibit 99.6

NICE Actimize Launches Authentication-IQ Solution to Enhance
Omni-Channel Authentication Management and Customer Experience

The solution uses sophisticated analytics to make dynamic,
customer-centric authentication decisions

NEW YORK – July 20, 2016 – NICE Actimize, a NICE (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announces the launch of Authentication-IQ, a solution that manages multiple authentication methods across financial institution channels with a unified strategy, enhancing both security and customer experience while improving cost efficiency.

Today, financial institutions invest in a wide range of disruptive authentication technologies to better protect their channels while producing smoother customer transactions. Yet when these solutions work in siloes, they often result in an inconsistent customer experience, unnecessary authentication challenges, and increased operational overhead.

NICE Actimize’s Authentication-IQ tackles these issues by applying advanced analytics that dynamically decide the best authentication method to leverage in a given transaction, based on the risk of fraud, consumer preference and cost efficiency. The solution allows financial institutions to optimize authentication methods across digital channels and the contact center, reducing excessive challenges, false positives and overlapping investigations.

“Being able to segment customers and dynamically decide the right method and level of authentication in each customer interaction is a major enhancement in both fraud prevention and customer care,” said Shirley Inscoe, Senior Analyst, Aite Group, who specializes in fraud and data security.

Authentication-IQ allows financial service organizations to bridge their authentication and fraud strategies with behavioral analytics that holistically consider a customer’s authentication history along with their account and transactional profiles.

“Today’s new authentication methods, from ‘selfie-recognition’ to voice biometrics, are more innovative, yet more challenging to manage than ever before,” said Erez Zohar, VP and General Manager, Fraud & Cybercrime, NICE Actimize. “In this ever-changing environment, we help our clients provide their customers with a consistent, secure multi-channel authentication experience, while reducing our clients’ risk and optimizing their overall authentication costs.”

NICE Actimize’s Authentication-IQ is currently in deployment at a number of top tier, global financial institutions.

For more information on NICE Actimize’s Authentication-IQ solution, please visit www.niceactimize.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Zohar, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.